

December 19, 2013

<u>Via E-mail</u>
Neil Gaydon
President and Chief Executive Officer
SMART Technologies Inc.
3636 Research Road N.W.
Calgary, Alberta T2L 1Y1
Canada

> **Re: SMART Technologies Inc.**
> **Form 20-F for the Fiscal Year Ended March 31, 2013**
> **Filed June 27, 2013**
> **File No. 1-34798**

Dear Mr. Gaydon:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state on pages 28, 29, and elsewhere that you sell your products in the Americas, the Middle East, and Africa, regions that can be understood to include Cuba, Syria, and Sudan. The referenced countries are designated as state sponsors of terrorism by the U.S. Department of State and are subject to U.S. economic sanctions and export controls. Your Form 20-F does not include disclosure regarding any contacts with Cuba, Syria, or Sudan. Please provide us with information regarding any contacts with Cuba, Syria, and Sudan for the last three fiscal years and the subsequent interim period. Your response should describe any products, equipment, technology or services you have provided into Cuba, Syria, and Sudan, directly or indirectly, and any agreements, arrangements, or

other contacts you have had with the governments of those countries or entities they control.

2. Please discuss for us the materiality of any contacts with Cuba, Syria, and Sudan you describe in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Syria, or Sudan.

3. Please describe for us any development arising from your communication with the U.S. Department of Commerce's Bureau of Industry and Security regarding sales to Syria, which you disclose in your Form 6-K filed August 12, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Barbara Jacobs
Assistant Director
Division of Corporation Finance

Jeffrey A. Losch
Vice President, Legal and General Counsel